EXHIBIT 99.1



                         RADA ELECTRONIC INDUSTRIES LTD.

 Business News
                                                           FOR IMMEDIATE RELEASE

         RADA Electronic Industries Announces First Quarter 2010 Results
         ---------------------------------------------------------------

  Netanya, Israel, May 17, 2010 - RADA Electronic Industries Ltd. (NASDAQ: RADA) reported today its financial results for the first quarter ended March 31, 2010. Revenues were $4.5 million, an increase of 11% compared with revenues of $4.1 million in the first quarter of 2009. Gross profit was $0.9 million compared with $1.2 million in the first quarter of 2009. Operating expenses were $1.2 million compared with $1.3 million in the first quarter of 2009. Financial expenses in the first quarter of 2010 were $279,000, which included $78,000 in loss from change in the U.S. Dollar exchange rate versus the New Israeli Shekel. In comparison, during the first quarter of 2009 we had net financial Profit of $95,000, which included $244,000 income from the change in the U.S. Dollar exchange rate against the New Israeli Shekel. As a result, the Company reported a net loss for the quarter of $518,000 or $0.06 per share, compared to a net profit of $42,000 or $0.01 per share, for the comparable quarter in 2009.

  Commenting on the results, Zvika Alon, RADA's CEO said, "The first quarter results are consistent with our projected plan for this year. Based on our backlog and production plans, we maintain our estimate of continued growth in revenue during 2010. The total value of new orders received by RADA in the first quarter was $7.2 million and our backlog has grown from $ 39 million at the end of 2009 to over $ 42 million at the end of March 2010."


  About RADA

  RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.


  Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.



       Contact: Shiri Lazarovich- C.F.O
       RADA Electronic Industries Ltd.
       Tel: 011-972-9-8921111

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                       March 31,    December
                                                                          2010      31, 2009
                                                                       ---------   ---------
                                                                       Unaudited    Audited
                                                                       ---------   ---------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                           $  1,432    $    987
   Restricted cash                                                          760         760
   Trade receivables (net of allowance for doubtful accounts
     of $ 78 at March 31, 2010 and December 31, 2009)                     2,384       4,675
   Other receivables and prepaid expenses                                   601         604
   Costs and estimated earnings in excess of billings on uncompleted
   contracts                                                              1,615       1,291
   Inventories                                                            6,290       5,685
                                                                       --------    --------

 Total current assets                                                    13,082      14,002
                                                                       --------    --------


LONG-TERM RECEIVABLES AND OTHERS                                            796         602
                                                                       --------    --------


 PROPERTY, PLANT AND EQUIPMENT, NET                                       3,105       3,268
                                                                       --------    --------

 OTHER ASSETS:
   Intangible assets, net                                                   486         530
   Goodwill                                                                 587         587
                                                                       --------    --------

 Total other assets                                                       1,073       1,117
                                                                       --------    --------

 Total assets                                                          $ 18,056    $ 18,989
                                                                       ========    ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term loans                               $     45    $    184
   Trade payables                                                         1,866       2,590
   Convertible note from a shareholder, net                               2,636       2,482
   Other accounts payable and accrued expenses                            3,810       3,458
   Billings in excess of costs and estimated earnings on
     uncompleted contracts                                                  345         515
                                                                       --------    --------

 Total current liabilities                                                8,702       9,229
                                                                       --------    --------

 LONG-TERM LIABILITIES:
   Loans from shareholders, net                                           1,507       1,410
   Accrued severance pay and other long term liability                      496         489
                                                                       --------    --------

Total long-term liabilities                                               2,003       1,899
                                                                       --------    --------


 RADA SHAREHOLDERS' EQUITY
   Share capital -
     Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at March 31, 2010 and December 31, 2009; Issued and outstanding:
       8,868,857 at March 31, 2010 and December 31, 2009.                   119         119
   Additional paid-in capital                                            69,594      69,578
   Accumulated other comprehensive income                                   316         316
   Accumulated deficit                                                  (63,240)    (62,722)
                                                                       --------    --------
 Total RADA shareholders' equity                                          6,789       7,291
 Noncontrolling interest                                                    562         570
                                                                       --------    --------

 Total equity                                                             7,351       7,861
                                                                       --------    --------

 Total liabilities and equity                                          $ 18,056    $ 18,989
                                                                       ========    ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                             Three months ended        Year ended
                                                                  March 31,            December 31,
                                                       ----------------------------
                                                            2010           2009            2009
                                                       ------------    ------------    ------------
                                                              (unaudited)               (audited)
                                                       ------------    ------------    ------------
 Revenues                                                     4,529           4,095          18,442
                                                       ------------    ------------    ------------

 Cost of revenues                                             3,600           2,846          12,431
                                                       ------------    ------------    ------------

 Gross profit                                                   929           1,249           6,011
                                                       ------------    ------------    ------------

 Operating expenses:
   Research and development                                     259             474           1,616
   Marketing and selling                                        509             330           1,399
   General and administrative                                   408             502           1,937
                                                       ------------    ------------    ------------

  Total operating expenses                                    1,176           1,306           4,952
                                                       ------------    ------------    ------------

 Operating profit (loss)                                       (247)            (57)          1,059
 Financial expenses (income), net                               279             (95)            832
                                                       ------------    ------------    ------------

Consolidated net income (loss)                                 (526)             38             227
                                                       ============    ============    ============
 Less: Net (income) loss attributable to
 Noncontrolling interest                                          8               4             (14)
                                                       ------------    ------------    ------------

 Net income (loss) attributable to RADA shareholders   $       (518)   $         42    $        213
                                                       ============    ============    ============

 Net income (loss) per share:

  Basic and diluted net (income) loss per share        $      (0.06)   $       0.01    $       0.02
                                                       ============    ============    ============
